FRANKLIN OGELE
Attorney at Law
One Gateway Center, Suite 2600
Newark, NJ 07102
Email: fogele@msn.com

Phone (973) 277 4239
Fax (862) 772 3985

Bar Admissions
New York and New Jersey

September 28,2016

Laura Nicholson, Esq. Special Counsel
Office of Transportation and Leisure
United States Securities and Exchange Commission Washington, DC 20549.

Attn: John Stickel, Esq.

Re:  Alliance Freight Lines, Inc.
Offering Statement on Form 1-A
Filed on July 1, 2016/ File No. 024-10578
Ladies/Gentlemen:

Alliance Freight Lines, Inc. ("Alliance" or "Registrant") hereby acknowledges receipt of the Staff letter of July 28, 2016, (the "Staff Comment Letter") the contents of which are partially reproduced verbatim hereunder and provides the following response:

PRELIMINARY STATEMENT

Alliance recognizes the disclosure issues raised in the Staff Comment Letter given the appearance presented in the Offering Statement that Alliance's sole business objective was to use the proceeds ofthe  offering to acquire VLAD & Brother Corp ("VLAD"). To the contrary, there is no certainty that the proposed acquisition of VLAD will be consummated. Therefore, Alliance has revised the Form 1A to disclose that Alliance will operate as a stand-alone trucking company without the VLAD operations. In addition, Alliance has included a language disclosing the uncertainty of the proposed acquisition and/or merger with VLAD in the revised Form 1A as follows:

Alliance is not certain that the proposed merger with and/or acquisition of VLAD will be consummated. The accompanying Letter of Intent is non-binding as the as Alliance and VLAD. In the event the proposed merger with and/or acquisition of VLAD is consummated, the proceeds of this Offering will not be used to (1) compensate or otherwise make payments to officers of Alliance and/or VLAD; (2) acquire VLAD's existing assets, but (3) will be used for working capital and post-merger of expansion because the interests of the management of Alliance and
VLAD are the same.1

We believe the disclosure of the uncertainty of the acquisition of VLAD and the amendments to the Form 1A presenting Alliance as an issuer with its own standalone operations addresses the need for disclosures relating to the proposed acquisition and/or merger with VLAD.2

STAFF COMMENT

General

1.  We note your disclosure that you have identified VLAD as a   merger   candidate,   which   merger   will   be   executed following the completion of this Offering. In this regard, please tell us what consideration you gave to providing financial statements of businesses to be acquired pursuant to Rule  8-04  of  Regulation  S-X  and  Part  F/S  (b)(7)(iii)  of Form 1-A.

REGISTRANT'S  RESPONSE

Alliance is not certain that the proposed merger with and/or acquisition ofVLAD will be consummated. The accompanying Letter of Intent is non-binding as the as Alliance and VLAD. In the event the proposed merger with and/or acquisition of VLAD is consummated, the proceeds of this Offering will not be used to (1) compensate or otherwise make payments to officers of Alliance and/or VLAD; (2) acquire VLAD's existing assets, but (3) will be used for working capital and post-merger of expansion because the interests of the management of Alliance and VLAD are the same. Consequently, Alliance will operate as a standalone trucking company with or without the proposed acquisition ofVLAD. We believe the disclosure of the uncertainty ofthe acquisition of VLAD and the amendments to the Form 1A presenting Alliance as an issuer with its own standalone operations addresses the need for disclosures relating to the proposed acquisition and/or merger with VLAD.3

STAFF COMMENT

2.   We note your disclosure that the notes are convertible at your option into shares of your common stock at a price based on a discount to the bid price of your common stock as quoted on a major national exchange or automated quotation system, if the company  obtains  a  public  listing  for  its  common  stock.  Because  the  notes  are

1See Summary of Information In Offering Statement- Uncertainty of the Merger with and/or Acquisition of Vlad
& Brother Corp and Management Interests- page 7 of the Amended Form IA.

z  See variously Summary of Information In Offering Statement - Description of Operations  - page 6 of the Amended Form IA; Growth Strategy- page 7,  Description of Business -page 25 of the Amended Form IA and Management's Discussion, Analysis of Financial Condition and Results of Operations - page 28 of the Amended Form IA and Interest of Management and Others In Certain Transactions, page 34 of the Amended Form IA.

3 Footnote 2 id.

convertible into common stock at the discretion of the issuer, it appears that the common stock underlying the notes must also be qualified. Please refer to the Note to Rule 251(a) of Regulation A and revise your offering statement to seek qualification of the common stock underlying the convertible notes, or advise. Further, note that "at the market" offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. As such, please revise to provide a fixed price at which the notes may be converted, or advise. Refer to Rule 251(d)(3)(ii) and SEC Release No. 33-
9741.

REGISTRANT'S RESPONSE

The $4.00 conversion price per share of the Convertible Note is provided on pages 4 and 34 of the
Amended Form 1A.4

STAFF COMMENT Offering Circular
3.  You state that Alliance is a shell company that was established to execute a merger with Vlad & Brother Corp., but have omitted disclosure regarding Vlad & Brother Corp., such as the information required by the following portions of Form 1-A: Item 7 (Description of Business), Item 8 (Description of Property), Item 9 (Management's Discussion and Analysis of Financial Condition and Results of Operations), Item 10 (Directors, Executive Officers and Significant Employees), Item 11 (Compensation of Directors and Executive Officers), Item 12 (Security Ownership of Management and Certain Securityholders), and Item 13 (Interest of Management and Others in Certain Transactions).  Please provide such information, as applicable, or advise.

REGISTRANT'S RESPONSE

Alliance is not certain that the proposed merger with and/or acquisition of VLAD will be consummated. The accompanying Letter of Intent is non-binding as the as Alliance and VLAD. In  the  event  the  proposed  merger  with  and/or  acquisition  of  VLAD  is  consummated,  the proceeds of this Offering will not be used to (1) compensate or otherwise make payments to officers of Alliance and/or VLAD; (2) acquire VLAD's  existing assets, but (3) will be used for working  capital  and  post-merger  of  expansion  because the  interests  of  the management  of Alliance and VLAD are the same. Consequently, Alliance will operate as a standalone trucking company with or without the proposed acquisition of VLAD. We believe the disclosure of the uncertainty of the acquisition ofVLAD  and the amendments to the Form 1A presenting Alliance as an issuer with its own standalone operations addresses the need for disclosures relating to the proposed acquisition and/or merger with VLAD.

STAFF COMMENT

4.   Please disclose the status and terms of the proposed merger with Vlad & Brother Corp., including the consideration  to be paid. In addition, please file the letter of intent that is referenced in your exhibit index. If this is a related party transaction,

4  See Conversion into Common Stock - Summary of Information in Offering Circular and Item 13 of
Form JA -Securities Being Offered.

please  also  provide  the  related  disclosure  required  by  Form  1-A,  including  the following, as applicable:

  Whether or  not  the  proceeds of  the offering  will  be used to  compensate or otherwise make payments to your officers or directors, as required by Instruction
2 to Item 6 ofForm  1-A;

 The information required by Instruction 7 to Item 6 if any material amount of the proceeds is to be used to acquire assets from your affiliates or their associates; and

 The information required by Item 13 with respect to the interest of management and others in certain transactions.

REGISTRANT'S RESPONSE

Alliance is not certain that the proposed merger with and/or acquisition of VLAD will be consummated. The accompanying Letter of Intent is non-binding as the as Alliance and VLAD. In  the  event  the  proposed  merger  with  and/or  acquisition  of  VLAD  is  consummated, the proceeds of this Offering will not be used to (1) compensate or otherwise make payments to officers of Alliance and/or VLAD; (2) acquire VLAD's existing assets, but (3) will be used for working capital  and  post-merger of  expansion  because the  interests  of  the  management of Alliance and VLAD are the same. Consequently, Alliance will operate as a standalone trucking company with or without the proposed acquisition of VLAD. We believe the disclosure of the uncertainty of the acquisition ofVLAD  and the amendments to the Form lA presenting Alliance as an issuer with its own standalone operations addresses the need for disclosures relating to the proposed acquisition and/or merger with VLAD.

STAFF COMMENT

5.  We note that you intend to conduct the offering on a continuous basis. We also note your disclosure on the cover page that the proposed sale will begin "as soon as practicable after the Offering Circular has been qualified." To the extent you intend to conduct  a  continuous  offering,  please  revise  your  disclosure  to  clarify  that  the offering will commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F).

REGISTRANT'S RESPONSE

The Form lA has been amended accordingly.5

STAFF COMMENT

6.  Please review the offering circular and revise as necessary to remove inconsistencies with respect to the securities  being offered and the terms of the offering. In this regard, you provide inconsistent disclosure in your filing and exhibits (including the form of note and the subscription agreement) regarding the number of notes to be

5 See Summary of Offering in Offering Circular - Termination of Offering, page 8.

       offered, the interest rate for the notes, and the duration of the offering. REGISTRANT'S RESPONSE
The Form of Note has been amended to reflect consistency with the Form 1A in the number of notes offered, interest rates and duration of the offering.6  See generally, Form of Note, Exhibit JA-4 to the
Amended Form JA.

STAFF COMMENT

Use of Proceeds to Issuer, page 23

7.  Please disclose the approximate amount of net proceeds for each principal purpose identified in the category "Operation Expenses" in the use of proceeds section on page 23 as required by Item 6 of Form 1-A. In addition, you disclose on page 11 that you anticipate that the primary use of the funds raised in this offering will be to execute on the merger plan with Vlad & Brother Corp., but such use does not appear to be reflected in your use of proceeds disclosure on page 23.   Please advise.   In addition, if you intend to use offering proceeds to acquire Vlad & Brother Corp., please disclose your plans in the event that you do not raise sufficient funds for such acquisition.

REGISTRANT'S RESPONSE

Alliance is not certain that the proposed merger with and/or acquisition of VLAD will be consummated. The accompanying Letter of Intent is non-binding as the as Alliance and VLAD. In  the  event  the  proposed  merger with  and/or acquisition  of  VLAD  is  consummated, the proceeds of this Offering will not be used to (1) compensate or otherwise make payments to officers of Alliance and/or VLAD; (2) acquire VLAD's existing assets, but (3) will be used for working capital and post-merger of expansion because the interests of the management of Alliance and VLAD are the same. Consequently, Alliance will operate as a standalone trucking company with or without the proposed acquisition of VLAD. We believe the disclosure of the uncertainty of the acquisition ofVLAD and the amendments to the Form IA presenting Alliance as an issuer with its own stand alone operations removes the issue of disclosures relating to an acquisition of and/or merger with VLAD.

STAFF COMMENT

Securities Being Offered, page 34

8.  Please disclose the restrictions on transfer of your common stock that are set forth in your bylaws. Refer to Item 14(a)(l) of Form 1-A.  In addition, please provide related risk factor disclosure.

REGISTRANT'S RESPONSE

The Share Transfer Restrictions and Agreement is disclosed in the amended Form 1A.

6 See Share Transfer Restrictions and Agreement- page 36 of the Amended Form 1A.

the  filing, it  does not  foreclose  the  Commission  from  taking  any action  with respect to the filing;

 the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REGISTRANT'S RESPONSE See Attached.
As always, I can be reached at 973 277 4239 or call Andy Altahawi at 201 281 2211.

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

September 3ed, 2016

RE: Alliance Freight Lines,Inc. Offering Statement on Form 1-A Qualification request
Filed July 1, 2016
File No. 024-10578 ladies and Gentlemen:
On behalf of Alliance Freight Lines, Inc. a Delaware corporation ("Company''), we hereby requesting a 1A qualification for the convertible Note offered and its underlying common shares pursuant to the rules. The circular initially filed with the Securities and Exchange Commission  ("Commission") on July 1,2016 ("Offering Circular").

The company is confirming the following:

1-   Michigan State Securities Board has indicated it's properness to qualify our offering.
2-  At this time we have no participant in our offering required to clear its compensation with
FINRA.
3-  Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing,it does not foreclose the Commission from taking any action with respect to the filing;
4-   the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
5-   the company may not assert staff comments and/or qualification as a defense  in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards

Vladislav Gasnikov Chief Executive Officer Alliance Freight Lines,Inc.
2195 Arthur Avenue
Elk Grove Village,Illinois 60007